AMICORP

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CERTIFICATE OF INCUMBENCY

SRIVARU Holding Limited

We, Amicorp Cayman Fiduciary Limited, at 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O. Box 10655, Grand Cayman KY1-1006, Cayman Islands, being the provider of the Registered Office of the above Company hereby certify as follows:

(1) Amicorp Cayman Fiduciary Limited provides the Registered Office for the Company, situated at 3rd Floor, Genesis House, Unit 18, Genesis Close, George Town, P.O. Box 10655, Grand Cayman KY1-1006, Cayman Islands.

(2) According to the records available at the Registered Office of Company, the Company is duly incorporated, validly existing and in good standing under the laws of Cayman Islands.

(3) The Company was incorporated on: 16 June 2021

(4) The Company Registration Number is: AC-377516

(5) The Current Director(s) is/are as follows:

Name	Date of Appointment
Mohanraj Ramasamy	22 June 2021

(6) As per the Company's Fourth Amended and Restated Memorandum and Articles of Association (Adopted by Special Resolution Dated 11 December 2025 and Effective On 11 December 2025), the Authorized share capital is USD 10,000,000.00 divided into 100,000,000,000.00 shares of a par value of USD 0.0001 each.

(7) The Company does maintain at **VStock Transfer, LLC, an US NYC based SEC-registered stock transfer firm**, under statutory obligation a Register of Members.

(8) The Company does maintain at its Registered Office under statutory obligation a Register of Mortgages and Charges.

Dated: 19 December 2025

For and on behalf of
AMICORP CAYMAN FIDUCIARY LIMITED,

Kimbert Solomon/Christna Hart
Director/Attorney-in-Fact

Amicorp Cayman Fiduciary Limited
3rd Floor, Genesis House, Unit 18
Genesis Close, George Town
Grand Cayman, Cayman Islands

+1 345 943 6055

cayman@amicorp.com
www.amicorp.com